Exhibit 99.2

GUARANTEE

This guarantee (this “Guarantee”), dated December 24, 2020, by Ardian North America Fund II, L.P. (the “Guarantor”), is made in favor of PRGX Global, Inc., a Georgia corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement (as defined below). Reference is hereby made to that certain equity commitment letter of the Guarantor made in favor of Parent (as defined below), dated as of the date hereof (the “Equity Commitment Letter”).

1.    Guarantee. To induce the Company to enter into that certain Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”), by and among Pluto Acquisitionco Inc., a Delaware corporation (“Parent”), Pluto Merger Sub Inc., a Georgia corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, the Guarantor expressly, absolutely, unconditionally and irrevocably guarantees to the Company, subject in all respects to the Cap (as defined below): the due, punctual and complete payment and performance of Parent’s payment of (x) the Parent Termination Fee, pursuant to and in accordance with Section 8.3 of the Merger Agreement, if, as and when due and subject to the limitations set forth in Section 8.3 of the Merger Agreement, (y) any amounts owed, if and when due, by Parent to the Company pursuant to and in accordance with Section 8.3(f) of the Merger Agreement, which is subject to a cap of $500,000 as set forth therein (the “Collection Cap”), and (z) the Reimbursement Obligations, pursuant to and in accordance with Section 6.6(e) and Section 6.6(f) of the Merger Agreement, if, as and when due and subject to the limitations set forth in Section 6.6(e) and Section 6.6(f) of the Merger Agreement (each, an “Obligation” and, collectively, the “Obligations”). The guarantee by the Guarantor of the Obligations under this Guarantee may be enforced for money damages only. In no event shall the Guarantor’s aggregate liability under this Guarantee exceed an amount equal to the sum of the Parent Termination Fee plus the Collection Cap (the “Cap”). The Company hereby agrees that in no event shall the Guarantor be required to pay any Person under, in respect of, or in connection with this Guarantee in excess of the Cap and that, except as expressly set forth in the Equity Commitment Letter, the Guarantor shall not have any obligation or liability to any Person relating to, arising out of, or in connection with this Guarantee or the Merger Agreement other than as expressly set forth herein and in the Equity Commitment Letter. The Company agrees that it shall not assert any claim hereunder, directly or indirectly, that the Guarantor is liable for an aggregate amount in excess of the Cap, and the Company agrees that this Guarantee may not be enforced without giving effect to the Cap. If Parent fails to discharge its Obligation when due, then, upon the Company’s demand, the Guarantor’s liability to the Company shall become immediately due and payable, and the Company may at any time and from time to time, at the Company’s option, and so long as Parent has failed to perform its Obligation, take any and all actions available hereunder or under applicable Law to enforce the Guarantor’s obligations hereunder in respect of such Obligations, subject in all respects to the Cap. All sums payable by the Guarantor hereunder shall be made in immediately available funds in U.S. Dollars. In furtherance of the foregoing, the Guarantor acknowledges that the Company may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for any unsatisfied Obligations, regardless of whether any such action is brought against Parent or whether Parent is joined in any such action or actions.

2.    Nature of Guarantee. This is an unconditional Guarantee of payment and not of collection.

3.    Terms of Guarantee.

3.1    The Guarantor acknowledges and agrees that the Company may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of the Obligations, and also may make any agreement with Parent, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Company and Parent without in any way impairing or affecting the Guarantor’s obligations under this Guarantee or affecting the validity or enforceability of this Guarantee. The Guarantor acknowledges and agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (i) the failure or delay of the Company to assert any claim or demand or to enforce any right or remedy against Parent under the Merger Agreement or the Guarantor hereunder with respect to the Obligations; (ii) any change in the time, place or manner of payment of the Obligations or any recession, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement (other than express written amendments to the Obligations and then only to the extent so amended) or the commitment under the Equity Commitment Letter made in accordance with the terms thereof or any other agreement evidencing, securing or otherwise executed in connection with the Obligations; (iii) the addition, substitution or release of any Person now or hereafter liable for the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement made in accordance with the terms thereof; (iv) any change in the corporate existence, structure or ownership of Parent or any other Person now or hereafter liable with respect to the Obligations; (v) any insolvency, bankruptcy, reorganization or other similar proceeding (or by any consequences or effects thereof) affecting Parent or any other Person liable with respect to the Obligations; (vi) any and all rights or defenses arising by reason of Parent’s or Merger Sub’s capacity or ability to enter into or perform its obligations under the Merger Agreement or any lack of validity or enforceability of the Merger Agreement or any agreement or instrument relating thereto; or (vii) the adequacy of any other means the Company may have of obtaining payment of the Obligations.

3.2    The Company hereby agrees that the Guarantor may assert, as a defense to, or release or discharge of, any payment by it under this Guarantee or any claim, set-off, deduction, defense or release, any defense to such payment that Parent could assert against the Company under the terms of or with respect to the Merger Agreement, except as otherwise set forth in this Guarantee (including, for the avoidance of doubt, as set forth in clauses (v) and (vi) of Section 3.1 hereof and Section 3.4 hereof).

3.3    The Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guarantee, and all negotiations and dealings between Parent and/or the Guarantor, on the one hand, and the Company, on the other hand, of the terms of the Merger Agreement and the transactions contemplated thereby shall, in each case, likewise be conclusively presumed to have been had or consummated, as the case may be, in reliance upon this Guarantee.

3.4    Subject to Section 7 hereof, the Guarantor hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding asserting that this Guarantee is illegal, invalid or unenforceable in accordance with its terms. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits and after the advice of counsel. The Company shall not be obligated to file any suit or take any action, or provide any notice to, Parent, Merger Sub, Guarantor or others, except as expressly provided in the Merger Agreement or in this Guarantee, including, without limitation, in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file, act or provide notice shall not affect the Company’s rights hereunder. To the fullest extent permitted by applicable law, Guarantor hereby expressly waives promptness, diligence, notice of the acceptance of this Guarantee, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligations incurred, notices of the creation, renewal, extension or accrual of any of the Obligation, notice of or proof of reliance by the Company upon this Guarantee and all other notices of any kind (other than notices expressly required to be provided to Parent pursuant to the Merger Agreement or to Guarantor hereunder), all defenses that may be available by virtue of any valuation, stay, moratorium or similar law now or hereafter in effect, any right to require the marshalling of assets of Parent or any other Person now or hereafter liable with respect to any of the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than fraud by the Company, defenses to the payment of Obligations that are available to Parent under the Merger Agreement, and/or breach by the Company of this Guarantee).

4.    No Subrogation. The Guarantor hereby expressly agrees not to exercise any rights that it may now have or hereafter acquire against Parent with respect to the Obligations that arise from the existence, payment, performance, or enforcement of the Guarantor’s obligations under or in respect of this Guarantee or any other agreement in connection herewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent with respect to the Obligations, whether or not such claim, remedy or right arises in equity or under contract, applicable Law (including, without limitation, any such right arising under bankruptcy or insolvency Law) or otherwise, including, without limitation, the right to take or receive from Parent, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Obligations have been irrevocably paid in full in immediately available funds up to the Cap. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of the Obligations up to the Cap, such amount shall be (i) received and held in trust for the benefit of the Company, (ii) segregated from other property and funds of the Guarantor, and (iii) forthwith promptly paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations. Notwithstanding anything to the contrary contained in this Guarantee or otherwise, the Company hereby agrees that to the extent Parent is relieved of any of the Obligations in accordance with the terms of the Merger Agreement (other than by operation of any bankruptcy, insolvency or similar law, or by reason of assignment, transfer or delegation of Parent’s obligations under the Merger Agreement), the Guarantor shall be similarly relieved of its corresponding obligations under this Guarantee solely in respect of, and solely to the extent of, such relieved Obligations.

5.    Sole Remedy. The Company acknowledges and agrees that, as of the date hereof, the sole assets of Parent are cash in a de minimis amount and its rights under the Merger Agreement, and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs, in each case in accordance with, and subject to, the terms and conditions of the Merger Agreement. Notwithstanding anything that may be expressed or implied in this Guarantee or any document or instrument delivered herewith, and notwithstanding the fact that the Guarantor may be a partnership, by its acceptance of the benefits of this Guarantee, the Company agrees that (other than with respect to the Retained Claims (as defined below)) no Person other than the Guarantor and the Company has any rights or obligations hereunder and has no right of recovery hereunder against, and no personal liability shall attach hereunder to, any former, current or future, direct or indirect, director, officer, employee, attorney, agent or Affiliate of the Guarantor, any former, current or future, direct or indirect, holder of any equity interests or securities of the Guarantor (whether such holder is a limited or general partner, member, stockholder or otherwise), any former, current or future assignee of the Guarantor or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, controlling person, representative, successor or assignee of any of the foregoing (each such Person, a “Related Person”), whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent against the Guarantor or any Related Person, by or through the Company against any Related Person, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, or otherwise. Recourse against the Guarantor and its successors and assigns under this Guarantee shall be the sole and exclusive remedy of (x) the Company and (y) all of its respective Affiliates and Subsidiaries against the Guarantor and any Related Person (other than Parent and Merger Sub) in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby except for claims of the Company (i) against the Guarantor and its successors and assigns under this Guaranty, (ii) as a third party beneficiary under, subject to the conditions in the Merger Agreement and the Equity Commitment Letter, the Equity Commitment Letter or (iii) with respect to the Confidentiality Agreement between Ardian North America Fund II GP, LLC and the Company, dated August 24, 2020 (any claims under (i), (ii) and (iii), together with any claims against the Guarantor and its successors and assigns under this Guarantee, being collectively referred to as the “Retained Claims”), and the Company hereby acknowledges and agrees that the Guarantor shall not be required to pay any of the Obligations on more than one occasion or in excess of the Cap. The Company hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the Equity Commitment Letter against the Guarantor or any Related Person (other than Parent and Merger Sub), except for the Retained Claims. Nothing set forth in this Guarantee shall confer or give or shall be construed to confer or give to any Person (including any Person acting in a representative capacity) other than the Company any rights or remedies against any Person, including the Guarantor and any Related Person, except as expressly set forth herein.

6.    Representations and Warranties. The Guarantor hereby represents and warrants to the Company that:

6.1    the Guarantor is a limited partnership duly organized, validly existing and duly qualified or licensed and in good standing under the Laws of the state or jurisdiction of its organization;

6.2    the Guarantor has all power and authority to execute and deliver this Guarantee and to perform this Guarantee;

6.3    the execution, delivery and performance of this Guarantee by the Guarantor have been duly and validly authorized by the Guarantor, no other proceedings on the part of the Guarantor (and no action on part of any partners or other equityholders of the Guarantor) or any Subsidiary thereof are necessary to authorize the execution, delivery, and performance of this Guarantee;

6.4    this Guarantee is a legal, valid, and binding agreement of the Guarantor, enforceable against the Guarantor in accordance with its terms, except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought;

6.5    the execution, delivery, and performance of this Guarantee by the Guarantor do not and will not (i) violate any provision of the Guarantor’s organizational documents, (ii) require any filings with any Governmental Authority, (iii) require any consent or other action by any Person under, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or any obligation to repay) or a loss of any benefit to which the Guarantor is entitled under, any of the terms, conditions or provisions of any contract to which the Guarantor is a party or by which the Guarantor or any of its properties or assets may be bound or (iv) violate any Law applicable to the Guarantor or by which any of its properties or assets may be bound; and

6.6    the Guarantor has the financial capacity to pay and perform all of its obligations under this Guarantee, including the Obligations, and all funds necessary for the Guarantor to fulfill its obligations under this Guarantee, including the Obligations, shall be available to the Guarantor for as long as this Guarantee shall remain in effect in accordance with Section 7 hereof.

7.    Continuing Guarantee; Termination. Subject to the last sentence of Section 4 hereof, this Guarantee is a continuing one and may not be revoked or terminated and shall remain in full force and effect and shall, subject to the terms hereof, be binding on the Guarantor, its successors and permitted assigns, and shall inure to the benefit of, and shall be enforceable by, the Company, and its respective successors and permitted assigns until all amounts payable under the Obligations have been paid, observed, performed or satisfied in full up to the Cap. Notwithstanding the foregoing, this Guarantee shall terminate and the Guarantor shall have no further obligations under this Guarantee upon the earliest to occur of (a) consummation of the Closing; (b) receipt in full by the Company or any of its respective Affiliates of all amounts payable by Guarantor hereunder (which, for the avoidance of doubt, are limited to the Cap); and

(c) termination of the Merger Agreement in accordance with its terms under circumstances in which the Obligations are not payable; provided, that if the Company asserts a written claim in respect of any of the Obligations or commences an arbitration proceeding or an action with respect to this Guarantee in a court of competent jurisdiction, in each case prior to the time at which this Guarantee would otherwise terminate pursuant to this Section 7, then this Guarantee shall remain in full force and effect until the final, non-appealable resolution of such action or arbitration proceeding. Notwithstanding the foregoing, in the event that the Company or any of its respective Affiliates asserts in any litigation, arbitration proceeding or other formal proceeding that the provisions of Section 1 hereof limiting the Guarantor’s liability to the Cap or the provisions of Section 5 hereof or this Section 7 are illegal, invalid or unenforceable in whole or in part, asserts that the Guarantor is liable for the Obligations in excess of or to a greater extent than the Cap or asserts any theory of liability against the Guarantor or any Related Person with respect to the transactions contemplated by the Merger Agreement other than liability of (x) the Guarantor under this Guarantee (as limited by the provisions of Section 1 hereof), (y) the Guarantor for specific performance of the Guarantor’s obligation under the Equity Commitment Letter to fund its commitment in accordance with the terms thereof pursuant to, and subject to the limitations in, the Equity Commitment Letter, or (z) Parent under the Merger Agreement, then (I) the obligations of the Guarantor under this Guarantee shall terminate ab initio and be null and void, (II) if the Guarantor has previously made any payments under this Guarantee, it shall be entitled to recover such payments from the Company, and (III) neither the Guarantor nor any Related Person shall have any liability to the Company with respect to the transactions contemplated by the Merger Agreement or under this Guarantee.

8.    Notices. Any notice, request, instruction, or other document required or permitted to be given under this Guarantee must be in writing and must be given to a party hereto at its address set forth below or to such other address as the party to whom notice is to be given may provide in a written notice to the party giving such notice. Each such notice, request, or other communication will be effective (a) if given by certified mail, return receipt requested, with postage prepaid addressed as aforesaid, upon receipt (and refusal of receipt shall constitute receipt); (b) one (1) Business Day after being furnished to a nationally recognized overnight courier for next Business Day delivery; or (c) on the date sent if sent by electronic mail, receipt confirmed in each case (refusal to send such receipt constituting receipt), or if sent on the same date by a nationally recognized overnight courier for next Business Day delivery, in each case to the intended recipient as set forth below:

if to the Guarantor:	Ardian North America Fund II, L.P. c/o Ardian North America Fund II GP, LLC 1370 Avenue of the Americas, 22nd Floor New York, NY 10019 Attention: Vincent Fandozzi E-mail: vincent.fandozzi@ardian.com

with a copy, which shall not constitute notice, to:	Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112 Attention: Andrew M. Felner and John Tishler E-mail: afelner@sheppardmullin.com and jtishler@sheppardmullin.com

if to the Company:	PRGX Global, Inc. 600 Galleria Parkway, Suite 100 Atlanta, Georgia 30339 Attn:Ronald E. Stewart E-mail: Ron.Stewart@prgx.com with a copy, which shall not constitute notice to:

Troutman Pepper Hamilton Sanders LLP

600 Peachtree Street, NE, Suite 3000

Atlanta, Georgia 30308

Attention: David W. Ghegan and Kristen O’Connor

E-mail: david.ghegan@troutman.com

kristen.oconnor@troutman.com

or to such other address or electronic mail address as a party may, from time to time, designate in a written notice given in like manner.

9.    Amendment. This Guarantee may not be modified or amended except by a written agreement executed and delivered by duly authorized officers of the Guarantor and the Company.

10.    Extension; Waiver. The Company may (a) extend the time for the performance of any of the obligations or other acts of the Guarantor contained herein, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by the Guarantor pursuant hereto or (c) waive compliance by the Guarantor with any of the agreements or conditions contained herein. Any agreement on the part of the Company to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the Company. The failure of the Company to assert any of its rights hereunder shall not constitute a waiver of such rights and shall not affect the rights and remedies available to the Company under this Guarantee.

11.    Severability. If any term or other provision of this Guarantee is invalid, illegal, or unenforceable, all other provisions of this Guarantee shall remain in full force and effect so long as the economic or legal substance of the subject matter hereof is not affected in any manner materially adverse to any party.

12.    Entire Agreement; Assignment. This Guarantee constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements between the parties with respect to the subject matter hereof. This Guarantee shall not be assigned by any party hereto (whether by operation of Law or otherwise), without the prior written consent of the other party hereto, and any attempted assignment of this Guarantee or any of the rights or obligations hereunder other than in accordance with this Section 12 shall be void.

13.    Parties in Interest. This Guarantee shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns and nothing herein, expressed or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever hereunder.

14.    Consent to Jurisdiction. Each of the parties under this Guarantee hereby irrevocably consents and agrees that it shall bring any action, suit, or proceeding with respect to any matter arising out of or relating to this Guarantee, in the Delaware Court of Chancery (or if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, then in a state court of the State of Delaware) and any state appellate court therefrom or the federal courts located within the State of Delaware and any appellate court therefrom (the “Specified Courts”). Each of the parties hereby irrevocably accepts and submits, for itself and in respect of its properties, to the personal jurisdiction of the state and federal courts located in the State of Delaware with respect to any such action, suit, or proceeding. Each of the parties hereby irrevocably consents to service of process in any such action, suit, or proceeding in any such court by the mailing of a copy of such process by registered or certified mail, postage prepaid, to such Person at the address specified in Section 8 hereof for notices to such party. Additionally, service of process may also be made in any other manner permitted by applicable Law. Each of the parties hereby irrevocably and unconditionally waives any objection or defense that it may now or hereafter have to the laying of venue in any such action, suit, or proceeding in the Specified Courts and hereby irrevocably and unconditionally waives and agrees not to plead or claim that any such action, suit, or proceeding brought in such court has been brought in an inconvenient forum. Each of the parties hereby irrevocably submits with regard to any such proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any such proceeding in any court other than the aforesaid courts.

15.    Governing Law. This Guarantee will be governed by, and construed in accordance with, the Law of the State of Delaware without regard to the conflict of Laws rules of such state.

16.    WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES UNDER THIS GUARANTEE HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS GUARANTEE . EACH PARTY ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PERSON AS A CONDITION TO THE EFFECTIVENESS OR ISSUANCE OF AN INJUNCTION. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MIGHT BE FILED IN ANY COURT AND THAT MAY RELATE TO THE SUBJECT MATTER OF THIS GUARANTEE, INCLUDING ALL COMMON LAW AND STATUTORY CLAIMS. EACH OF THE PARTIES UNDER THIS GUARANTEE FURTHER ACKNOWLEDGES THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL.

THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED, EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, MODIFICATIONS, SUPPLEMENTS, OR RESTATEMENTS OF THIS GUARANTEE. IN THE EVENT OF LITIGATION, THIS GUARANTEE MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

17.    Counterparts. This Guarantee may be executed in counterparts (delivery of which may occur via facsimile or ..pdf), each of which shall be binding as of the date hereof, and, when delivered, all of which will be deemed an original but all of which will constitute but one instrument.

18.    No Waiver; Cumulative Rights. No single or partial exercise by any party of any right, remedy or power hereunder shall preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power of a party hereunder shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by such party at any time or from time to time subject to the express terms and conditions hereof and in the Merger Agreement. The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Company’s rights against, Parent prior to proceeding against Guarantor hereunder (except as required to determine Parent’s liability with respect to the payment of the Parent Termination Fee or the Reimbursement Obligations).

19.    Miscellaneous.

19.1    The Section headings contained in this Guarantee are exclusively for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Guarantee.

19.2    No party hereto, nor its respective counsel, shall be deemed the drafter of this Guarantee for purposes of construing the provisions hereof, and all provisions of this Guarantee shall be construed according to their fair meaning and not strictly for or against any party hereto.

20.    Confidentiality. This Guarantee shall be treated as strictly confidential and is being provided to the Company solely in connection with the Merger Agreement. This Guarantee may not be used, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement and the Equity Commitment Letter) or otherwise distributed to any Person without the prior written consent of Guarantor. Notwithstanding the foregoing, this Guarantee may be provided to those of the Company’s advisors with a bona fide need to review this Guarantee in connection with the transactions contemplated by the Merger Agreement; provided, that the Company shall direct such advisors to treat this Guarantee as strictly confidential in accordance with (and shall be responsible for any dissemination of this Guarantee by such advisors in violation of) this Section 20.

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IN WITNESS WHEREOF, the parties have caused this Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

GUARANTOR:

ARDIAN NORTH AMERICA FUND II, L.P.

By:	Ardian North America Fund II GP LLC, its general partner

By:	/s/ Vincent Fandozzi

Name:	Vincent Fandozzi
Title:	Managing Director

COMPANY:

PRGX GLOBAL, INC.

By:	/s/ Ronald E. Stewart

Name:	Ronald E. Stewart
Title:	President and Chief Executive Officer

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